AVELINO LAW FIRM

1024 Iron Point Road, Ste. 1071, Folsom, CA 95630
Tel: (916) 941-6100

March 9, 2009

Mr. Karl Hiller, Branch Chief
Mrs. Joanna Lam
Division of Corporate Finance
U.S. Securities Exchange Commission

Re:  Nilam Resources, Inc., Commission File Number 333-135980

Dear Mrs. Lam:

Thank you for taking time to go over the issues in Comment Letter Dated December 3, 2008.  As stated in our telephone conversation today, January 26, 2009, the company will resubmit a draft for (1) Form 10-KSB/Amendment 2 for the period ended April 30, 2008 and (2) Form 10-Q for the quarter ending July 31, 2008.  As stated, we will make the following changes to our amended drafts:

1.	Form 10KSB/A for the Fiscal Year Ended April 30, 2008
The amended draft for the period ended April 30, 2008 will state “Amendment No. 2” instead of “A.”

2.	Management’s Discussion and Analysis or Plan of Operation, page 32
The revised draft will include complete text of the “Management’s Discussion and Analysis or Plan of Operation.”  The draft submitted on October 28, 208, was incomplete, and the Management’s Discussion and Analysis or Plan of Operations had only a summary instead of the full text.

3.	The operating expenses will correctly reflect the stated amounts for the exploration costs and expenses, general and administrative expenses and accumulated losses.

4.	Report of Independent Registered Public Accounting Firm, page 35
The Auditor’s Report prepared by Webb & Company, P.A. will be corrected.  The report in the draft contained discrepancies which will be resolved.  For example, the amendment will include “Note 5,” and the revision will resolve the discrepancies of the amount and currency stated in the Auditor’s Report.  In addition, the time frame reflecting the numbers will also be added in the Auditor’s Report.

5.
The discrepancies in the Auditor’s Report and financial statements prepared by Cinnamon Jang Willoughby & Company will also be resolved and corrected.  First, the auditor’s report will comply with AU Section 543.09.  Second, Cinnamon Jang Willoughby & Company will clarify and disclose whether or not they relied on the previous auditor’s work to prepare the financial statements.  Third, the auditors will clarify and restate the heading in the 3rd column of the financial statements.

AVELINO LAW FIRM

1024 Iron Point Road, Ste. 1071, Folsom, CA 95630
Tel: (916) 941-6100

6.	Note 1 – Nature of Operations, page 41
The amount stated in this section is incorrect.  The Amended Form-KSB/Amendment No. 2 will state the correct amount of $420,914 instead of $520,914.

7.	Conclusion of Management Regarding Effectiveness of Disclosure Controls and Procedures.
Management concludes the disclosure controls and procedures were not effective for the period ended April 30, 2008.  At this time, management is working diligently to place effective disclosure controls and procedures.

8.	Management’s Report on Internal Control over Financial Reporting, page 47
The internal controls over the financial reporting were not effective for the period ended April 30, 2008.  The company is designing an internal control system to put policies and procedures to monitor financial reporting.

9.	Changes in Internal Control over Financial Reporting, page 47
For the year ended April 30, 2008, there were no changes in internal control over financial reporting.  As stated above, the company is designing an internal control system to assess and monitor its internal control over financial reporting.

We should have the revised drafts of Form-10KSB/Amendment 2 no later than February 19, 2009.

Please do not hesitate to call me if you have any questions regarding this response to your December 3, 2008 Comment Letter.

Sincerely,

Ken Avelino
Attorney for Nilam Resources, Inc.

Email: ken@avelinolawfirm.com   Website:  www.avelinolawfirm.com